OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valdes & Moreno, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

819 Main Street, Room 304
(No. and Street)

Parkville	MO	64152
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marco Listrom	816-221-6700	marco@valdesmoreno.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company, CPA's, Chtd.
(Name – if individual, state last, first, and middle name)

505 North MurLen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valdes & Moreno, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

JENNIFER LYNN RICHTER
Notary Public - Notary Seal
STATE OF MISSOURI
Platte County
My Commission Expires: July 20, 2026
Commission # 22677185

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Valdés & Moreno, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valdés & Moreno, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Valdés & Moreno, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Valdés & Moreno, Inc.'s management. Our responsibility is to express an opinion on Valdés & Moreno, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valdés & Moreno, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Valdés & Moreno, Inc.'s auditor since 2015.

Olathe, Kansas
March 29, 2023

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	285,521
Cash with clearing broker		221,918
Deposit account with clearing broker		-
Trading account with clearing broker		421,338
Investment account with clearing broker		44,366
Receivable from clearing broker		8,004
Receivable from senior manager		-
Receivable from shareholder		25,000
Office equipment (net of accumulated depreciation of $9,334)		-
TOTAL ASSETS	$	1,006,147

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	-
Independent contractors payable		-
Bank Loans Payable		-
Accrued payroll		10,957
Accrued payroll taxes and benefits		3,689
Due to clearing broker		567,078
Income taxes payable		-
Dividends payable		-
Total liabilities		581,724

STOCKHOLDERS' EQUITY

Capital stock		231,500
Retained earnings (deficit)		192,923
Total stockholders' equity		424,423
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,006,147

NOTE 1   **SIGNIFICANT ACCOUNTING POLICIES**

A.   *Nature of the Business*

The Company was incorporated on July 13, 1994 and commenced business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2022 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C.   *Brokerage Commissions*

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis. The Company believes that contract performance is only complete when money changes hands and the risk/reward of a securities position has been transferred. The firm's clearing broker keeps its books and records on a settlement date basis, also.

D.   *Investment Banking*

The Company underwrites securities for corporate and governmental entities who want to raise funds through the sale of securities. Investment banking revenues include takedowns or concessions arising from securities offerings in which the Company participates as an underwriter. Takedowns and concessions are recorded on settlement date per the discussion above in C. Underwriting fees (group and net-designated sales credits), and gains/losses, net of syndicate expenses, are recorded at the time the underwriting has been closed and payment has been received. The Company believes that significant actions need to be taken by an underwriting group subsequent to settlement of an offering to account for related fees and to figure the gain/loss of a syndicate.

E.   *Placement Agent Fees*

Placement agent fees are recorded upon receipt, in accordance with the related placement agent agreement, after investor funds have been deposited with the issuer or private equity fund at closing.

See independent auditor's report

F.   *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated under the straight-line basis using the estimated useful lives of the asset ranging from of three to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2022 was $227.

G.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2022, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amount of cash paid for interest and taxes for the year ended December 31, 2022 are as follows:

Interest	$	20,509
Income taxes	$	1,275

NOTE 2   NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2022, the Company had aggregate indebtedness of $14,646 and net capital of $315,134 which resulted in a ratio of 0.0465 to 1 and a ratio requirement of $976 which was less than its minimum requirement of $100,000. Therefore, at December 31, 2022, based on its minimum requirement, the Company had excess net capital of $215,134.

See independent auditor's report

NOTE 3   CAPITAL STOCK

The Company is capitalized with the following issues of stock:
Common stock, Class A; $1 par value,
1,000 shares issued and outstanding,
Controlling shareholder – 100%

Common stock, Class B; $.01 par value,
100,000 shares issued and outstanding,
Controlling shareholder – 92.5%

Preferred stock; $100 par value,
2,295 shares issued and outstanding,
Controlling shareholder – 100%

NOTE 4   FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

See independent auditor's report

NOTE 4   **FAIR VALUE (Continued)**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash	$285,521	$ 0	$ 0	$285,521
Cash with clearing broker	221,918	0	0	221,918
ETF securities	34,870	0	0	34,870
Corporate securities	6,410	0	0	6,410
Municipal securities	0	424,424	0	$424,424
Total	$548,719	$424,424		$973,143

See independent auditor's report

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 5   INVESTMENTS

The Company's investments are identified as follows:

Trading Securities

This is an account maintained by the company with its clearing broker to invest in securities on a short-term basis. Income from this activity is reflected in income in the current year. Trading securities held at December 31, 2022 amounted to $421,338.

Hold-to-Maturity Bonds

These types of bonds are held to their maturity date. At maturity, the Company will receive the face value of the bonds plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2022, the fair value of these investments was $44,366 with a corresponding face value of $45,000.

Available-for-Sale Securities

This category includes investments that the company will not likely hold to maturity but are actively traded. At December 31, 2022, the fair value of these investments was $0 with a corresponding cost of $0.

NOTE 6   INCOME TAXES

The Company follows the provisions of FASB accounting standards regarding unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2022. Tax years 2019 through 2021 are still open and subject to examination by the respective tax jurisdictions. The Company had net income in 2021 of approximately $99,669.

See independent auditor's report

NOTE 7   **LEASE COMMITMENTS**

In July 2012, the Company executed a lease on new office space for a ten-year period at annual rates ranging from $22,200 to $28,260. Annual maturities are:

2022 $ 14,130

Office lease expense for 2022 was $28,260.

NOTE 8   **PPP LOANS**

The Company received a loan from Lead Bank in the amount of $27,150.05 under the Paycheck Program established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan was subject to a note dated August 7, 2020. The Company applied for and was notified on August 23, 2021 that $26,960.57 of the loan was for eligible expenditures described in the CARES Act and had been forgiven.

The Company received a loan from Lead Bank in the amount of $74,300.00 under the Paycheck Program established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan was subject to a note dated March 12, 2021. The Company applied for and was notified on September 17, 2021 that $73,672,92 of the loan was for eligible expenditures described in the CARES Act and had been forgiven.

NOTE 9   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through March 30, 2023, the date on which the audited financial statements were issued. In its evaluation, nothing was noted that would require further disclosure in the financial statements.

See independent auditor's report